                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     For the quarter ended January 31, 1999

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


         Form 20-F   X                           Form 40-F _____
                   ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes     X                                 No  _____
                  ------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

The number of the Company's ordinary shares outstanding as of July 31, 1999 was 144,074,608.

PART I - FINANCIAL INFORMATION

ITEM 1 - FINANCIAL STATEMENTS

                  Condensed Consolidated Statements of Income
  (in thousands of U.S. dollars, except share, ADS, per share and per ADS data)
                                   (unaudited)



                                        Three months ended             Nine months ended
                                     January 31,   January 31,     January 31,    January 31,
                                       1999           1998          1999           1998
-------------------------------------------------------------------------------------------------
Net revenue
   Product revenue                    $48,587       $56,441       $142,191       $149,833
   Maintenance revenue                 25,363        22,692         75,074         63,811
   Service revenue                     21,767        21,756         60,886         58,394
-------------------------------------------------------------------------------------------------
Total net revenue                      95,717       100,889        278,151        272,038
-------------------------------------------------------------------------------------------------
Cost of revenue
   Cost of product revenue              4,269         4,519          9,973         10,294
   Cost of maintenance revenue          5,904         5,212         18,534         15,459
   Cost of service revenue             17,725        16,977         51,558         46,900
-------------------------------------------------------------------------------------------------
Total cost of revenue                  27,898        26,708         80,065         72,653
-------------------------------------------------------------------------------------------------
Gross profit                           67,819        74,181        198,086        199,385
-------------------------------------------------------------------------------------------------
Operating expenses
   Research and development            15,147        14,972         45,876         45,628
   Sales and marketing                 36,281        35,073        110,079        101,764
   General and administrative          10,287         9,177         26,271         22,412
   One time charges                       -             -           49,662            176
-------------------------------------------------------------------------------------------------
Total operating expenses               61,715        59,222        231,888        169,980
-------------------------------------------------------------------------------------------------
Income (loss) from operations           6,104        14,959       (33,802)         29,405
Interest income, net                    1,908         1,066          4,938          2,897
-------------------------------------------------------------------------------------------------
Income (loss) before income taxes       8,012        16,025       (28,864)         32,302
Income taxes                           (2,800)       (5,266)          (998)       (10,681)
-------------------------------------------------------------------------------------------------
Net income (loss)                       5,212        10,759       (29,862)         21,621
-------------------------------------------------------------------------------------------------
Currency translation                      852       (1,721)          4,738        (1,019)
adjustment
Comprehensive income (loss)            $6,064        $9,038      ($25,124)        $20,602
-------------------------------------------------------------------------------------------------

Net income (loss) per share: basic      $0.04         $0.08        $(0.21)          $0.16
Net income (loss) per ADS: basic        $0.18         $0.39        $(1.04)          $0.79
-------------------------------------------------------------------------------------------------
Shares used in computing basic net income
(loss) per share (thousands)          143,669       137,823        143,310        137,035
Shares used in computing basic net income
(loss) per ADS (thousands)             28,734        27,565         28,662         27,407
-------------------------------------------------------------------------------------------------

Net income (loss) per share: diluted    $0.04         $0.07        $(0.21)          $0.15
    Net income (loss) per ADS: diluted  $0.18         $0.37        $(1.04)          $0.75
-------------------------------------------------------------------------------------------------
Shares used in computing diluted net income
(loss) per share (thousands)          143,726       145,618        143,310        149,149
Shares used in computing diluted net income
(loss) per ADS (thousands)             28,745        28,124         28,662         28,830
-------------------------------------------------------------------------------------------------

Note: Share and per share data for all periods presented above reflect the 5-for-1 stock split of the Company's ordinary shares, which was effective as of the close of business on March 13, 1998. Each American Depositary Share ("ADS") represents five ordinary shares.

The accompanying notes are an integral part of these condensed consolidated financial statements.


                     Condensed Consolidated Balance Sheets
                                 (in thousands)

                                                       January 31,    April 30,
                                                          1999          1998
                                                      (Unaudited)    (Unaudited)
----------------------------------------------------------------------------------------------
Assets
Current assets:
     Cash and cash equivalentS                          $82,588        $82,256
     Short-term investments                              36,376         36,316
     Accounts receivable, net                           112,220        110,571
     Inventories                                          1,975          1,038
     Prepaid expenses and other assets                   11,425         22,483
----------------------------------------------------------------------------------------------
Total current assets                                    244,584        252,664
----------------------------------------------------------------------------------------------
Fixed assets:
     Property, plant and equipment, net                   47,354        51,071
     Goodwill, net                                         8,723         5,346
     Software product assets, net                         17,242        25,738
     Other assets                                          7,670         9,124
----------------------------------------------------------------------------------------------
Total assets                                            $325,573      $333,593
----------------------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities:
     Bank loans                                           $4,546        $5,126
      Accounts payable                                    11,539        15,781
     Accrued employee compensation                        22,262        30,675
     Income taxes payable                                 12,067        13,116
     Deferred revenue                                     67,601        59,117
     Other current liabilities                            35,593        22,112
----------------------------------------------------------------------------------------------
Total current liabilities                                153,608       145,927
Long-term debt and other liabilities                           4           650
Deferred income taxes                                     15,002        14,423
----------------------------------------------------------------------------------------------
Total liabilities                                        168,614       161,000
----------------------------------------------------------------------------------------------
Shareholders' equity:
     Ordinary shares                                       4,799         4,640
     Additional paid-in capital and other reserves       154,726       151,802
     Unrealized gain on available-for-sale securities,
     net of tax                                               85            44
     Treasury stock                                       (7,435)       (7,769)
     Retained earnings                                     7,519        32,045
     Currency translation adjustment                      (2,731)       (8,169)
----------------------------------------------------------------------------------------------
Total shareholders' equity                               156,959       172,593
----------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity              $325,573      $333,593
----------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these condensed consolidated financial statements.


                 Condensed Consolidated Statements of Cash Flow
                                 (in thousands)
                                   (unaudited)


                                                                              Nine months ended
                                                                         January 31,    January 31,
                                                                            1999           1998
-----------------------------------------------------------------------------------------------------------
Operating activities
  Net (loss) income                                                       $(29,862)       $21,621
  Adjustments to reconcile net (loss) income to cash (used) by operations
     Depreciation of fixed assets                                            8,336          9,564
     Amortization of software product assets                                 9,525         10,651
     Amortization of goodwill                                                2,633          1,459
     Loss (gain) on disposals of fixed assets                                5,391           (749)
     Deferred income taxes                                                     656          4,426
  Changes in operating assets and liabilities:
     (Increase) in accounts receivable                                     (11,453)       (30,808)
     (Increase) in inventories                                                (530)          (236)
     Decrease (increase) in prepaid expenses and other assets                6,940         (2,931)
     (Decrease) in accounts payable                                         (6,733)        (2,115)
     Increase in product royalties payable                                     135            581
     (Decrease) increase in accrued employee compensation                   (3,674)         5,339
     Increase in accrued payroll taxes                                         404            177
     (Decrease) increase in income taxes payable                            (3,542)         4,340
     Increase (decrease) in deferred revenue                                11,672         (2,238)
     Increase (decrease) in other current liabilities                       17,786           (360)
-----------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                    7,684         18,721
-----------------------------------------------------------------------------------------------------------
Investing activities
     Property, plant & equipment, net of capital lease obligations
     incurred                                                               (5,824)       (15,609)
     Software product assets                                                (6,037)        (7,636)
     Acquisition of subsidiaries, net of cash balances acquired             (7,082)          (229)
     Available-for-sale securities                                           4,141          2,990
     Own shares                                                                335          1,190
     Disposals of property, plant and equipment                                (13)             4
-----------------------------------------------------------------------------------------------------------
Net cash (used) by investing activities                                    (14,480)       (19,290)
-----------------------------------------------------------------------------------------------------------
Financing activities
     Issuance of ordinary shares, net of expenses                            4,824          8,393
     Borrowings                                                             (2,459)         4,442
     Repayment of capital leases                                               (21)           (63)
-----------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                    2,344         12,772
-----------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                        581           (791)
-----------------------------------------------------------------------------------------------------------
(Decrease) increase in cash                                                 (3,871)        11,412
Cash at beginning of period                                                 86,459         60,638
-----------------------------------------------------------------------------------------------------------
Cash at end of period                                                      $82,588        $71,760
-----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these condensed consolidated financial statements.


Notes to Condensed Consolidated Financial Statements (Unaudited)

1.  Basis of Presentation

MERANT  plc  (the  "Company")  is  incorporated  in  England  and  Wales.  Where
applicable,   the  term   "Company"   also  includes  the  direct  and  indirect
subsidiaries of MERANT plc. The condensed consolidated financial statements shown herein are stated in U.S. dollars and are prepared under U.S. generally accepted accounting principles for interim financial information. This submission on Form 6-K is furnished on a voluntary basis, as the Company is not required to report quarterly financial information to the U.S. Securities and Exchange Commission (the "SEC").

Effective November 30, 1998, the Company elected to change its fiscal year end and accounting reference date to April 30 from January 31. Consequently, the results shown in this report are for the first nine months of the fiscal year beginning May 1, 1998 and ending April 30, 1999.

Effective February 16, 1999, the Company changed its corporate name from "Micro Focus Group Public Limited Company" to "MERANT plc".

The financial information at January 31, 1999 and for the three and nine month periods ended January 31, 1999 and 1998 is unaudited, but includes all adjustments the Company considers necessary for a fair presentation of its financial position at such dates and the operating results and cash flows for such periods. The year-end balance sheet at April 30, 1998 was derived from the audited balance sheet of the Company as of January 31, 1998 and INTERSOLV, Inc. ("INTERSOLV") as of April 30, 1998, but does not include all disclosures required by U.S. generally accepted accounting principles. Results for the three and nine month periods ended January 31, 1999 are not necessarily indicative of results that may be expected for the fiscal year ending April 30, 1999 or any future interim or full-year period. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted pursuant to SEC regulations. Management believes that the disclosures are adequate to make the information presented herein not misleading. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended January 31, 1998 included in the Company's Annual Report on Form 20-F which was filed with the SEC on May 29, 1998, and the condensed consolidated financial statements and notes thereto for the quarter ended April 30, 1998 included in the Company's Transition Report on Form 20-F which was filed with the SEC on February 26, 1999. In addition, these condensed consolidated financial statements should be read in conjunction with the condensed consolidated financial statements and notes thereto for the quarters ended July 31, 1998 and October 31, 1998 included in the Company's Quarterly Reports on Form 6-K submitted to the SEC on September 22, 1998 and January 12, 1999 and with the audited consolidated financial statements of INTERSOLV, Inc. in U.S. format for the fiscal year ended April 30, 1998 included in INTERSOLV's Annual Report on Form 10-K filed with the SEC on July 9, 1998, as amended by Form 10-K/A filed with the SEC on August 21, 1998 and the condensed consolidated financial statements and notes thereto for the quarter ended July 31, 1998 included in INTERSOLV's Quarterly Report on Form 10-Q filed with the SEC on September 10, 1998.

The financial information contained in this quarterly report does not constitute statutory accounts as defined in section 240 of the UK Companies Act 1985. The audited financial statements for the fiscal year ended January 31, 1998 have been filed with the UK Registrar of Companies, and the auditors' reports on both the U.S. and UK financial statements for the year ended January 31, 1998 were unqualified.

2. Earnings Per Share

The Company's ordinary shares have been listed on the London Stock Exchange since 1983, and are currently listed under the symbol MRN. Since 1992, the Company's ordinary shares also have been listed on the Nasdaq Stock Market in the U.S. in the form of American Depositary Shares ("ADSs"), as evidenced by American Depositary Receipts. The Company's current Nasdaq symbol is MRNT. Effective as of the close of business on March 13, 1998, the Company undertook a subdivision (or stock split) of its ordinary shares on a 5-for-1 basis. The conversion ratio of the Company's ADSs has been adjusted such that each ADS represents 5 ordinary shares. All share and per-share references included in this report have been restated to reflect the impact of the above-mentioned stock split.

3. Acquisitions

On May 15, 1998, the Company acquired all the share capital of its Italian distributor, Micro Focus Italia, s.r.l., for total cash consideration of $4.3 million. On August 13, 1998, the Company acquired all the share capital of its Australian distributor, Advanced Software Engineering Pty Ltd., for total cash consideration of $2.4 million. These transactions are intended to be accounted for as purchases under U.S. GAAP.

On September 24, 1998, the Company completed the acquisition of INTERSOLV, Inc. ("INTERSOLV"). The acquisition is intended to be accounted for as a pooling of interests under U.S. GAAP. Under the terms of the agreement, each common share of INTERSOLV was exchanged for 0.55 MERANT ADSs. In addition, each outstanding option or right to purchase or acquire shares of INTERSOLV stock was assumed by the Company and became an option or right to purchase or acquire MERANT ADSs, with appropriate adjustments to the price and number of shares based on the exchange ratio of 0.55 ADSs per INTERSOLV share. The merger was structured as a tax-free reorganization under U.S. tax law. The Company issued approximately
12.6 million new MERANT ADSs (representing approximately 63.1 million new MERANT ordinary shares) in exchange for INTERSOLV's common stock and share equivalents outstanding, which at the time of the completion of the merger represented approximately 46% of MERANT's share capital on a fully-diluted basis. Prior to the merger, INTERSOLV was a public company listed on the Nasdaq National Market. INTERSOLV was based in Rockville, Maryland and was a provider of software solutions that facilitate the development, delivery and deployment of business information systems. INTERSOLV's products and services were focused primarily in the areas of automated software quality, data connectivity and enterprise application renewal.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Company's condensed consolidated financial statements and notes thereto included in this
Part I, and with the audited consolidated financial statements and notes thereto for the year ended January 31, 1998 included in the Company's Annual Report on Form 20-F which was filed with the SEC on May 29, 1998, and the condensed consolidated financial statements and notes thereto for the quarter ended April 30, 1998 included in the Company's Transition Report on Form 20-F which was filed with the SEC on February 26, 1999. In addition, these condensed consolidated financial statements should be read in conjunction with the condensed consolidated financial statements and notes there to for the quarters ended July 31, 1998 and October 31, 1998 included in the Company's Quarterly Reports on Form 6-K submitted to the SEC on September 22, 1998 and January 12, 1999 and with the audited consolidated financial statements of INTERSOLV, Inc. in U.S. format for the fiscal year ended April 30, 1998 included in INTERSOLV's Annual Report on Form 10-K filed with the SEC on July 9, 1998, as amended by Form 10-K/A filed with the SEC on August 21, 1998 and the condensed consolidated financial statements and notes thereto for the quarter ended July 31, 1998 included in INTERSOLV's Quarterly Report on Form 10-Q filed with the SEC on September 10, 1998.

RESULTS OF OPERATIONS

Net revenue for the third quarter of fiscal 1999 was $95.7 million compared with $100.9 million for the quarter ended January 31, 1998. Excluding the effect of one-time charges associated with the acquisition of INTERSOLV, net income for the quarter ended January 31, 1999 was $5.2 million compared with $10.8 million in the comparable prior year period, diluted earnings per ordinary share were $0.04 compared with $0.07 and earnings per ADS were $0.18 compared with $0.37. Including the effect of the one-time charges ($49.7 million pretax; $43.4 million after tax; $0.30 per share; and $1.51 per ADS), the Company's net loss for the quarter was $42.3 million, net loss per ordinary share was $0.29 and net loss per ADS was $1.47.

Net revenue for the first three quarters of fiscal 1999 increased 2% to $278.2 million from $272.0 million for the comparable nine-month period ended January 31, 1998. Excluding one-time charges, net income for the half year was $13.6 million compared with $21.6 million for the comparable period of fiscal 1998, and diluted earnings per ADS were $0.47 compared with $0.75 in the comparable prior year period. Excluding one-time charges, diluted earnings per ordinary share for the half year were $0.09 per share compared with $0.16 for the comparable prior year period.

Revenue

Net revenue for the third quarter of fiscal 1999 was 5% lower than the corresponding quarter of the prior fiscal year, but 10% higher than the second quarter of fiscal 1999. North American revenues were 22% below those reported in the comparable prior year period, while international revenue was up 30%. The weakness in North American revenues was caused by a decrease in the Company's Year 2000 business, the continuing effects of the Company's sales force reorganization and integration issues related to the INTERSOLV acquisition. The Company's North American Year 2000 business continued to be affected by increased competition, declining market prices and declining demand for inventory and remediation product and services offerings. Product licensing revenue for the quarter was down 14% over the comparable prior year period, but increased 13% from the previous quarter ended October 31, 1998. Service revenue, which was comprised of Year 2000 and other product support services, was flat with the comparable prior year period and 14% higher than the preceding quarter ending October 31, 1998. Maintenance revenue was up 12% from the comparable prior year period and up 1% from the preceding quarter.

For the first nine months of fiscal 1999, net revenue increased 2% over the comparable prior year period. North American revenue was 9% lower than the comparable prior year period and accounted for 59% of the Company's total revenue. International revenue grew by 26% during the first half of the year and contributed 41% of the Company's total revenue. Product revenue for the first three quarters of fiscal 1999 was 5% lower than the first three quarters of fiscal 1998, with service revenue up 4% and maintenance revenue up 18%.

There can be no assurance that the market for the Company's products and services will grow in future periods at their historical rates of growth, that certain segments of the Company's business will not decline, or that the Company will be able to increase or maintain its market share in the future or achieve its historical revenue growth rates.

Gross Profit

For the third quarter of fiscal 1999, gross profit as a percentage of net revenue was 71%, which was three percentage points lower than the gross profit percentage reported in the comparable prior year quarter, but one percentage point above the 70% margin recorded in the second quarter of 1999. Through the first nine months of the fiscal year, the Company's gross profit margin was 71% compared with 73% for the first nine months of fiscal 1998. When compared with the comparable prior year periods, the decrease in the Company's gross profit margin for the quarter and year to date primarily reflected lower utilization rates for consulting staff caused in part by a decrease in demand for Year 2000 services.

The Company's gross profit margin can be affected by a number of factors, including changes in product or distribution channel mix, the mix of product and service revenue, and competitive pressures on pricing. Gross margin also is dependent on discounts selectively provided to customers in competitive sales situations. In addition, gross margin may also be adversely affected by expansion of the Company's consulting organization and the inability to deploy its capacity to revenue generating projects. As a result of the above factors, gross margin percentages may be difficult to predict, and gross margins may fluctuate from current levels in future periods.

Operating Expenses

Research and development (R&D) expenses for the third quarter of fiscal 1999 of $15.2 million were 1% higher than those reported in the comparable quarter of fiscal 1998 and represented 16% of net revenue as compared to 15% for the prior year period. R&D expenses for the quarter were 1% lower than those reported in the second quarter of the current fiscal year for which such expenses represented 17% of net revenue. For the first three quarters of the year, R&D expenses totaled $45.9 million, which was essentially flat with R&D expenses recorded during the same period of the prior fiscal year. The unchanged level of expenses from the comparable prior year period was due to lower software product amortization expense and negligible growth in compensation expenses and overhead. Year to date, expenses were 16% of net revenue compared with 17% in the comparable prior year period.

The Company believes that ongoing development of new products and features is required to maintain and enhance its competitive position. Accordingly, while the Company intends to continue to control expenses where possible, the Company anticipates that aggregate research and development expenses will increase over time, and may not be directly related to the level of revenue realized in future quarters.

Sales and marketing expenses for the third quarter of fiscal 1999 were 3% higher than the third quarter of fiscal 1998 and 4% lower than the second quarter of fiscal 1999. Such expenses represented 38%, 35% and 43% of net revenue for the third quarter of fiscal 1999, the third quarter of fiscal 1998 and the second quarter of fiscal 1999, respectively.

Through the first nine months of the fiscal year, sales and marketing expenses totaled $110.1 million and represented 40% of net revenue. This total was 8% higher than the comparable prior year period, which represented 37% of net revenue. The increase in sales and marketing expenses reflected sales force expansion, higher commissions, and higher advertising and marketing expenses. The Company believes that continued investment in sales, marketing, customer support and promotional activities is essential to maintaining its competitive position. In addition, the Company is expanding its sales and support staffs. Accordingly, the Company anticipates that sales and marketing expenses will be higher in future periods.

General and administrative (G&A) expenses for the third quarter of fiscal 1999 were 12% above the third quarter of the prior fiscal year and 26% higher than the second quarter of the current fiscal year. G&A expenses represented 11%, 9% and 9% of net revenue in the third quarter of fiscal 1999, third quarter of fiscal 1998 and second quarter of fiscal 1999, respectively. The increase in G&A expenses for the third quarter of 1999 over the comparable prior year period reflected the combination of certain administrative functions pending completion of the post-merger integration of these functions and certain investments in the Company's infrastructure. Through the first nine months of the fiscal year G&A expenses totaled $26.3 million and represented 9% of net revenue. In the comparable prior year period, G&A expenses totaled $22.4 million and represented 8% of net revenue. The Company is investing to strengthen its infrastructure and anticipates that aggregate G&A expenses will increase in future quarters.

Interest income for the third quarter of 1999 totaled $1.9 million and was 79% higher than the comparable prior year period and 18% higher than the second quarter of the current fiscal year. Through the first three quarters of the current year, interest income totaled $4.9 million, up 70% from the comparable prior year period. The year-over-year increase in interest income reflected higher average cash balances and higher average interest rates.

During the second quarter of the current fiscal year, the Company reported $49.7 million in non-recurring charges that were directly or indirectly a result of the Company's acquisition of INTERSOLV. Aggregate direct transaction costs totaling $24.5 million were incurred for investment banker fees, severance, the cost of listing new shares on the London Stock Exchange and other professional fees. Costs associated with future integration efforts totaled $25.2 million and were primarily comprised of the write-off of redundant or impaired assets, elimination of currency translation adjustments and severance costs. Below is a summary of the Company's operating results for the first nine months of the fiscal year excluding these non-recurring charges.

  ---------------------------------------------------------------------------
  Excluding one-time charges:                  Nine months ended January 31:
                                                1999                  1998
  Income before income taxes ($000)           $20,798                $32,302
  Net income ($000)                            13,564                 21,621
  Net income per ADS: diluted                  $ 0.47                 $ 0.75
  ---------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

At January 31, 1999, cash, cash equivalents and short-term investments totaled $119.0 million compared with $118.6 million at April 30, 1998. This nominal increase in cash reflected net cash flow from operations in excess of the approximately $7.1 million expended to date for the acquisition and integration of INTERSOLV. Of the $49.7 million of non-recurring charges recorded in the second quarter related to the INTERSOLV acquisition, the Company expects to expend approximately $12 million in cash during the next nine months.

The Company consumed $7.6 million in operating cash flow during the third quarter as deal and acquisition related expenditures of INTERSOLV, along with an $18.1 million increase in accounts receivable, exceeded cash contributed from net income before non-cash charges for depreciation and amortization. Year to date, the Company generated $7.7 million in cash from operating activities reflecting income before one-time charges, depreciation, and amortization, and an $11.7 million increase in deferred revenue. These favorable factors were offset, in part, by the deal and integration related expenditures for the acquisition and an $11.5 million increase in accounts receivable.

During the first nine months of fiscal 1999, the Company spent $5.8 million for capital and leasehold improvements largely on the upgrade and expansion of its information systems. This spending level is below the $15.6 million spent during the first nine months of the prior fiscal year. For the current year, the Company expects to fund additional capital and leasehold improvements from existing cash balances or leasing arrangements as deemed appropriate.

The Company believes that existing balances of cash, cash equivalents and short-term investments in combination with its available bank line of credit and leasing facilities will be sufficient to meet its operating cash requirements.

YEAR 2000 CONSIDERATIONS

The Year 2000 problem is the result of the widespread practice since the early days of computing of using only two digits to refer to a year (such as "98" for "1998") instead of four digits in computer systems. When the Year 2000 arrives or the computer system refers to dates after December 31, 1999, such systems will interpret the two digits "00" as "1900" as opposed to "2000". Failure to address this problem could cause results ranging from system failures to erroneous calculations in date-dependent operations for dates falling after December 31, 1999. The Company has instituted various projects to become Year 2000 ready. "Year 2000 ready" as used in this report means that the performance or functionality of the Company's internal systems will not be significantly affected by the dates prior to, during and after the Year 2000.

State of Readiness

The Company has developed and implemented an enterprise-wide plan to analyze and address potential Year 2000 issues affecting its internal systems, its interaction with third party vendors and suppliers, and its products and services.

The Company has established a Year 2000 Project Team to implement a comprehensive four-phase Year 2000 readiness plan addressing the Year 2000 readiness of the Company's internal systems. The Year 2000 readiness plan is comprised of four phases (inventory, analysis, remediation and validation phases). The inventory, analysis and remediation stages of the Year 2000 readiness plan have been substantially completed in all material respects with respect to the Company's material internal systems, and the Company expects to substantially complete the validation phase of the plan in all material respects by August 31, 1999. The Year 2000 readiness plan covers IT systems (desktop, laptop, servers, routers, hubs, switches, and remote access systems, operating systems, software and critical business systems), non-IT embedded systems (telephone, voice messaging, teleconferencing, data services and equipment, fax, copiers and similar equipment.), facilities (elevators, security systems, card access systems and similar systems), and the Company's vendors and suppliers. As part of the inventory phase, the Company sought confirmation from its material suppliers on the current Year 2000 readiness of their systems and/or their intended time schedule for achieving Year 2000 readiness. During the remainder of calendar 1999, the

Company will also be completing, reviewing and updating its contingency and disaster recovery plans and preparing a detailed action plan for the crossover of the Company into the next millenium.

With respect to its software products, each of the Company's product business units has completed a Year 2000 assessment of its currently offered products. In preparing for the Year 2000 date change, the Company has adopted the Year 2000 compliance standard published by the British Standards Institute (BSI) - BSI DISC PD2000-1 "A Definition of Year 2000 Conformity Requirements." As a result of this assessment, the Company believes that the vast majority of its currently offered products are Year 2000 compliant, and expects virtually all of its remaining currently offered products to become compliant during calendar 1999 through new releases. In any event, the Company expects that all the then current versions of its offered products will be Year 2000 compliant before the end of calendar 1999. Because Year 2000 compliance is generally integrated into its normal product development activities, the Company has not incurred and does not expect to incur any significant incremental expenses in addressing this issue in its product lines. The Company believes that a small number of customers who receive product support from the Company are operating product versions that may not be Year 2000 compliant or products that the Company has replaced or intends to replace with comparable Year 2000 compliant products. The Company believes that the vast majority of such customers are migrating and will continue to migrate to compliant versions and products through new releases, which the Company is strongly encouraging. In addition, certain former customers may be operating non-compliant versions of products in respect of which the Company's agreed-upon product support and warranty periods have expired. The Company has not undertaken, and does not plan to undertake in the future, an assessment of whether these former customers are taking appropriate steps to address any related Year 2000 issues.

The Company does not expect customers who license or migrate to Year 2000 compliant versions of its products to experience any material Year 2000 failures caused by such products. In addition, the Company believes that its licenses and other agreements contain customary and appropriate limitations on the Company's obligations with respect to any Year 2000 failures that may be caused by its current or former products. However, there can be no assurance that the Company's expectations and beliefs as to these matters will prove to be accurate. Moreover, the Company's products are used in IT systems containing third-party hardware and software, some of which may not be Year 2000 compliant. Many of the Company's customers use legacy computer systems that are expected to be particularly susceptible to Year 2000 compliance issues. Various commentators have predicted that a significant amount of litigation may arise out of Year 2000 compliance issues. While the Company has not been subject to any Year 2000 product claims or lawsuits to date, there can be no assurance that customers or former customers will not bring claims or lawsuits against the Company seeking compensation for losses associated with Year 2000-related failures. A material adverse outcome in a Year 2000 claim or lawsuit could have a material adverse effect on the Company's business, financial condition and results of operations.

A small number of the products the Company sells are licensed from third parties. Although the current versions of these products have generally been warranted to the Company as being Year 2000 compliant, these products have generally not been subjected to the same extensive Company testing as those products developed or acquired by the Company. The Company is therefore working with these third party suppliers to obtain assurance of Year 2000 compliance.

The Company has designated its website as the Company's "Year 2000 Internet Website" under the terms of the Year 2000 Information and Readiness Disclosure Act (the "Act") (S.2392). The information provided on past and present pages on this website regarding the Year 2000 compliance of Company products has been designated as "Year 2000 Readiness Disclosures." The pages on this website have been and will continue to be the Company's primary means for communicating to customers regarding the Year 2000 compliance of its products.

Demand for Year 2000 Remediation Products and Services

The Company anticipates that demand in the Year 2000 product and service market will decline, perhaps rapidly, in anticipation of or following the Year 2000, and the demand for the Company's Year 2000 compliance products and services may also decline significantly as a result of new technologies, competition or other factors. In the quarter ended October 31, 1998, the Company's Year 2000 business was affected by customers moving to the later stages of their remediation processes, for which the Company did not have the appropriate products generally available until November 1998. If these factors were to continue, the Company's license revenue and professional service fees could be materially and adversely affected.

Costs and Risks Associated with Year 2000 Issues; Contingency Plans

The Company currently does not anticipate that it will incur material operating expenses or be required to invest heavily in internal system improvements as a result of Year 2000 readiness issues. In addition, the Company has not incurred and does not currently expect to incur any significant incremental expenses in addressing this issue in its product and services. Total expenditures, excluding personnel costs of existing staff, related to the Year 2000 readiness of the Company's internal systems is not expected to be material. However, there can be no assurance that the Company will not experience significant additional expenses for unforeseen Year 2000 issues, including those out of the reasonable control of the Company.

Although the Company believes that its Year 2000 readiness efforts are designed to appropriately identify and address those Year 2000 issues that are within the Company's control, there can be no assurance that the Company's efforts will be fully effective or that Year 2000 issues will not have a material adverse effect on the Company's business, financial condition or results of operations. The novelty and complexity of the issues presented and the Company's dependence on the preparedness of third parties are among the factors that could cause the Company's efforts to be less than fully effective. Moreover, Year 2000 issues present many risks that are simply beyond the Company's control, such as the potential effects of Year 2000 issues on the economy in general and on the Company's business partners and customers in particular. The Company intends to continue to evaluate both existing and newly identified Year 2000 risks and to develop and implement such further responsive measures as it deems appropriate.

The Company is developing a contingency plan and a disaster recovery plan, as well an action plan for the crossover of the Company into the next millenium. Such plans seek to minimize the impact of the Year 2000 problem on the Company's business, financial condition and results of operations. During the remainder of calendar 1999, the Company will be reviewing and updating such plans.

EURO CONSIDERATIONS

Effective January 1, 1999, eleven of the fifteen member countries of the European Union adopted the euro as their legal currency. Beginning such date, the participating countries established fixed euro conversion rates between their existing sovereign currencies and the euro. The euro now trades on currency exchanges and is available for non-cash transactions. As of May 1, 1999, the Company's internal systems have the ability to price and invoice customers in the euro. The Company is also engaging in foreign exchange and hedging activities in the euro. The Company will continue to modify the internal systems that will be affected by this conversion during the current fiscal year and fiscal 2000, and does not expect the costs of further system modifications to be material. There can be assurance, however, that the Company will be able to complete such modifications to comply with euro requirements, which could have a material adverse effect on Company's business, financial conditions and results of operations. The Company will continue to evaluate the impact of the introduction of the euro on its foreign exchange and hedging activities, functional currency designations and pricing strategies in the new economic environment. In addition, the Company faces risks to the extent that banks and vendors upon whom the Company relies and their suppliers are unable to make appropriate modifications to support the Company's operations with respect to euro transactions. While the Company will continue to evaluate the impact of the euro, management does not believe its introduction will have a material adverse effect upon the Company's business, financial condition or results of operations.

Factors That May Influence Future Operating Results

The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. This section of the discussion highlights some of these risks and the possible impact of these factors on future results of operations.

The factors set forth below as well as statements made elsewhere in this quarterly report contain certain forward looking statements that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. The Company's actual results, performance or achievements in the remainder of fiscal 1999 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed in this section below, as well as those discussed elsewhere in this Form 6-K. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this Form 6-K. For more information regarding forward-looking statements, see "Special Note on Forward-Looking Statements" below in this Part I, Item 2.

Year 2000 Spending Policies. Many of the Company's customers and potential customers could potentially implement policies that prohibit or strongly discourage making changes or additions to their internal computer systems until after January 1, 2000. If companies implement such a policy, we could experience lower reveues if potential customers who might otherwise purchase our products or services delay purchases until after January 1, 2000 in an effort to stabilize their internal comoputer systems in order to cope with the Year 2000 problem or because their information technology budgets have been diverted to address Year 2000 issues. If the Company's existing or potential customers delay purchasing our products and services in preparation for Year 2000 problem, the Company's business could be seriously harmed.

Integration of INTERSOLV; Synergies. In September 1998, the Company acquired all the share capital of INTERSOLV. The Company acquired INTERSOLV with the expectation that the acquisition will result in long-term strategic benefits. Realization of these anticipated benefits depends in part on whether the operations and administration of the companies are fully integrated in an efficient and effective manner. There can be no assurance that this will occur. The combined company's integration efforts have yet to be fully completed and are still ongoing. The successful integration of MERANT and INTERSOLV will require, among other things, integration of the product offerings of the companies, sales and marketing and research and development efforts, the cooperation and coordination of the business managers of the two companies, and the integration of globally dispersed operations. It is possible that this integration will not be accomplished smoothly or successfully, and that efforts to achieve integration may require more time, expense and management attention than anticipated. The diversion of management's attention from day-to-day operations and any difficulties encountered in the integration process could have a material adverse effect on the Company's business, financial condition and results of operations. If the integration of the Company's and INTERSOLV's operations is not successful, if the combined companies do not achieve the operational efficiencies and other business synergies that are anticipated or if those synergies are not achieved as quickly as may be expected by financial analysts or at the level expected by financial analysts, or if the effect of the merger on earnings per share is not in line with the expectation of financial analysts, the market price of the MERANT Ordinary Shares or the MERANT ADSs could be significantly and adversely affected.

Fluctuations in Operating Results; Absence of Significant Backlog. The Company's future operating results are subject to quarterly and annual fluctuations due to a variety of factors, including demand for the Company's products, the size and timing of customer orders and the lengthy sales cycle, product life cycles, the ability of the Company to introduce and market new and enhanced versions of the Company's products on a timely basis, the introduction and acceptance of new products and product enhancements by the Company or its competitors, customer order deferrals in anticipation of new or enhanced products or technologies, the timing of product introductions or enhancements by the Company or its competitors, technological changes in the software industry, changes in the mix of distribution channels through which the Company's products are offered, purchasing patterns of distributors and retailers, including customer budgeting cycles, the quality of products sold, price and other competitive conditions in the industry, changes in the Company's level of operating expenses, changes in the Company's sales incentive plans, the cancellation of licenses during the warranty period, non-renewal of maintenance agreements, the effects of extended payment terms (particularly for international customers), economic conditions generally or in various geographic areas, and other factors discussed in this section.

A relatively high percentage of the Company's operating expenses is fixed over the short term and if anticipated revenue for a fiscal quarter does not occur or is delayed, the operating results for that quarter would be immediately and adversely affected. The Company historically has operated with little product backlog, because its products are generally shipped as orders are received. As a result, revenue of the Company in any quarter will depend on the volume and timing of, and the ability to fill, orders received in that quarter. In addition, a substantial portion of the Company's revenue for most quarters is booked and shipped in the last month of the quarter such that the magnitude of the quarterly fluctuations may not become evident until late in or even at the end of the particular quarter.

Seasonality of Operating Results. The Company's revenue also is affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. In addition, the Company has historically experienced lower revenue for the first quarter of a fiscal year than in the fourth quarter of the prior fiscal year. The Company typically has recognized a high proportion of its quarterly revenue during the last month of a fiscal quarter and significant fluctuations in new order revenue can occur due to the timing of customer orders. Quarterly results therefore can vary to the extent that sales for a quarter are delayed, particularly since a relatively high proportion of the Company's expenses do not vary with revenue. Due to all of the foregoing factors, it is possible that in some future quarters the Company's operating results will be below the expectations of stock market analysts and investors and that the Company's share price would likely be materially adversely affected.

Product Concentration. A large portion of the Company's total net revenue is derived from products and related services for mainframe application development in the COBOL language and COBOL compilers running on workstations and personal computers. The Company expects that a substantial portion of its total net revenue will be derived from such products and services in the future. As a result, the Company's future operating results depend upon continued market acceptance and use of the COBOL language. Any decline in the demand for or market acceptance or use of the COBOL language or mainframes as a result of competition, technological change or other factors could have a material adverse effect on the Company's business, financial condition and results of operations.

Year 2000 and Euro Business and Compliance Issues. Information concerning the Company's state of Year 2000 readiness, the demand for its Year 2000 remediation products and services, the costs associated with its Year 2000 issues and its contingency plans, and the Company's state of euro readiness are incorporated herein by reference to the information included above in Item 2 to this Form 6-K under the captions entitled "Year 2000 Considerations" and "Euro Considerations".

Rapid Technological Change; Dependence on New Products. The Company is in a market that is subject to rapid technological change. The Company must continually adapt to that change by improving its products and introducing new products, technologies and services. The growth and financial performance of the Company will depend in part on its ability, on a timely and cost-effective basis, to develop and introduce enhancements of existing products and new products that accommodate the latest technological advances and standards, customer requirements and market conditions. The Company's ability to develop and market enhancements of existing products and new products depends in part on its ability to attract and retain qualified employees. In the past, the Company has experienced delays and increased expenses in developing certain new products. Any failure by the Company to anticipate or respond adequately to changes in technology and market conditions, to complete product development and introduce new products on a timely basis and with an adequate level of performance and functionality, or to attract and retain qualified employees could materially adversely affect the Company's business, financial condition and results of operations.

Competition. The markets in which the Company competes are characterized by rapid technological change and aggressive competition. The Company expects competition to increase in the future from existing competitors and from other companies that may enter the Company's existing or future markets with similar or substitute solutions that may be less costly or provide better performance or functionality than the Company's products. Some of the Company's current and prospective competitors in its product and service markets have greater financial, marketing or technical resources than the Company and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than can the Company. There can be no assurance that other companies will not develop competitive products in the future. In addition, the software industry is characterized generally by low barriers to entry, as a result of which new competitors possessing technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Furthermore, there can be no assurance that the Company will be able to compete effectively in the future in the professional services market.

Susceptibility to General Economic Conditions. The Company's revenue and results of operations are subject to fluctuations in the general economic conditions in the various areas of the world in which it does business. The risks inherent in conducting international business generally include exposure to exchange rate fluctuations (see the section entitled "Exchange Rate Fluctuations" below), longer payment cycles, greater difficulties in accounts receivable collection and enforcing agreements, tariffs and other restrictions on foreign trade, U.S. export requirements, economic and political instability, withholding and other tax consequences, restrictions on repatriation of earnings, and the burdens of complying with a wide variety of foreign laws. In addition, the laws of certain foreign countries in which the Company's products may be marketed may not protect the Company's intellectual property rights to the same extent, as do the laws of the United States and Europe. There can be no assurance that the factors described above will not have an adverse effect on the Company's future international revenue.

Dependence on Key Personnel. Several of the senior management personnel of the Company are relatively new to the Company, including the Company's Chief Executive Officer and Chief Financial Officer, and the Company's success will depend in part on the successful assimilation and performance of these individuals. Competition for qualified personnel in the software industry is intense, and there can be no assurance that the Company will be able to attract and retain a sufficient number of qualified personnel to conduct its business in the future. The Company's success depends to a significant degree upon the continued contributions of its key management, marketing, product development, professional services and operational personnel, including key personnel of acquired companies. The Company will not have employment agreements with most of its key personnel, nor does it maintain key person life insurance on any of these persons.

Management of Growth. Both the Company and INTERSOLV have recently experienced a period of rapid growth in net revenue. This growth has placed a significant strain on the financial, management, operational and other resources of the combined companies, and if it continues is expected to continue to place a significant strain on the Company's financial, management, operational and other resources. There can be no assurance that the Company's management personnel, systems, procedures and controls will be adequate to support the Company's existing and future operations.

Volatility of Stock Price. The market price of the Company's securities has experienced significant price volatility, particularly since the announcement of the Company's proposed acquisition of INTERSOLV in June 1998, and such volatility may occur in the future. Factors such as actual or anticipated fluctuations in the Company's operating results, changes in financial estimates by securities analysts, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to patents, copyrights or proprietary rights, conditions and trends in the software and other technology industries, adoption of new accounting standards affecting the software industry, general market conditions and other factors may have a significant impact on the market price of the Company's securities. Furthermore, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies. These market fluctuations, as well as general economic, political and market conditions may adversely affect the market price of the Company's securities.

Recent and Future Acquisitions. The challenges of integrating the organizations and operations of the Company and INTERSOLV have been compounded by ongoing efforts associated with the integration of recent acquisitions by both companies, including the acquisitions by the Company of Millennium UK Limited in April 1997, XDB Systems, Inc. in January 1998, Micro Focus Italia S.r.L. in May 1998 and Advanced Software Engineering Pty. Ltd. in August 1998 and the acquisition by INTERSOLV of SQL Software, Ltd. in March 1998. The Company has also announced its intention to acquire Essential Software, Inc. (dba The
Marathon Group) in August 1999. The Company is still in the process of integrating the operations acquired in these transactions with its own. There can be no assurance that the anticipated benefits of recently concluded business combinations will be realized. In addition, these acquisitions have required significant additional management resources and attention. The Company expects to continue growing its business through acquisitions. If the Company is unsuccessful in integrating and managing the recently acquired businesses or other businesses it may acquire in the future, the Company's business, financial condition and results of operations could be adversely affected in future periods.

Enforceability of U.S. Judgments. The Company is a public limited company organized under the laws of England and Wales. Judgments of U.S. courts, including judgments against the Company, predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in English courts.

Exchange Rate Fluctuations

Revenue, costs and expenses arising in currencies other than U.S. dollars are translated using average exchange rates for the applicable period. Assets and liabilities denominated in currencies other than the reporting currency are translated at exchange rates in effect at the balance sheet date. The majority of the Company's net revenue arises in U.S. dollars, while its costs are incurred approximately equally in U.S. dollars and other currencies, predominantly GB pounds. Consequently, fluctuations in exchange rates, particularly between the U.S. dollar and the GB pound, may have a significant impact on the Company's operating results, notably when expressed in GB pounds. During the third quarter of fiscal 1999, fluctuations between the U.S. dollar and the GB pound were not significant, and net exchange rate gains or losses on operational transactions were immaterial.

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

PART II - OTHER INFORMATION

Item 1 - Legal Proceedings

In December 1998 and January 1999, seven class action securities complaints were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. The Court ordered the seven cases consolidated, appointed lead plaintiffs and lead counsel, and ordered the filing of a consolidated complaint, which was filed on June 9, 1999. The lead plaintiffs seek to have the matter certified as a class action of purchasers of the American Depository Shares of the Company during the period from June 17, 1998 to November 12, 1998, including the former shareholders of INTERSOLV who acquired ADSs in connection with the merger involving the two companies. The consolidated complaint alleges various violations of the federal securities laws and seeks unspecified compensatory damages for alleged failure to disclose material nonpublic information concerning the Company's business condition and prospects.

The Company has filed a motion to transfer the matter to the Northern District of California. The Company intends to defend all of its litigation vigorously. However, due to the inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of litigation could have an adverse impact on the Company's business, financial condition and results of operations.

Item 2 - Changes In Securities and Use of Proceeds

None.

Item 3 - Defaults Upon Senior Securities

None.

Item 4 - Submission of Matters to a Vote of Security Holders

An Extraordinary General Meeting of the Company was held on February 4, 1999 (the "Meeting"). At the Meeting, the following resolution was approved, in accordance with the Company's Articles of Association, by a show of hands of those shareholders (or persons holding proxies) voting in person at the Meeting:

          Special Resolution

          THAT the name of the Company be changed to MERANT plc, and that the Company's Memorandum and Articles of Association be amended to reflect such change in the Company's name.

At the Meeting, in accordance with the Company's Articles of Association and UK practice, there was not a tabulation of the exact number of votes cast (in person or by proxy) for, against or withheld with respect to any resolution, or the number of abstentions and brokers non-votes as to each such resolution. As a foreign private issuer, the Company is not subject to the proxy solicitation rules specified in Regulation 14A under the Securities Exchange Act of 1934, as amended.

Item 5 - Other Information

Effective December 1, 1998, Martin Waters resigned as the President and Chief Executive Officer of the Company, and Gary Greenfield became the President and Chief Executive Officer of the Company.

Effective December 11, 1998, Kenneth Sexton became Chief Financial Officer of the Company, and the former Chief Financial Officer, Richard Van Hoesen, became the general manager of the Company's Application Creation and Transformation business unit.

Effective November 30, 1998, the Company changed its fiscal year end from January 31 to April 30. A transition report on Form 20-F covering the interim transition period from February 1, 1998 to April 30, 1998 was filed with the SEC on February 26, 1999.

Effective February 16, 1999, the Company changed its corporate name from "Micro Focus Group Public Limited Company" to "MERANT plc".

J. Sidney Webb, a non-executive director of the Company, died on March 24, 1999.

Item 6 - Exhibits

No exhibits are submitted herewith.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        MERANT plc
                                        (Registrant)


Date:  August 24, 1999                By: /s/ Kenneth A. Sexton
                                        ---------------------------------------
                                        Kenneth Sexton
                                        Chief Financial Officer